Mail Stop 3561

May 24, 2007

Mr. Paul E. Estridge, Jr., President
The Estridge Group, Inc.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Re: **The Estridge Group, Inc.**
   Estridge Development Company, Inc.
   Paul E. Estridge Corp.
   Offering Statement on Form 1-A
   Amendment No. 2 Filed May 3, 2007
   File Nos. 24-10168, 24-10169, 24-10170

Dear Mr. Estridge:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering Circular Summary, page 1

1. We note your response to prior comment nine of our letter dated April 11, 2007. It appears that the amounts disclosed in the fourth paragraph of your disclosure are reversed. For example, the first sentence of this paragraph discloses the

amounts on a fully consolidated basis, but the amounts disclosed appear to be prior to the effect of the income attributable to variable interest entities.   In addition, we note that your disclosure on page three of certain balance sheet amounts as of December 31, 2006 is inconsistent with the amounts reported in the financial statements. Please revise your disclosures accordingly.

The Offering, page 4

Ranking, page 4

2.   Please revise to clarify the definition of Senior Indebtedness as set forth in the indenture.

Risk Factors, page 6

3.   Please revise your disclosure in the last risk factor on page seven to discuss the net loss incurred by the Estridge Group on a consolidated basis, as the issuer of the notes, rather than the Estridge Companies. We note that the current disclosure appears to be incorrect and it is not apparent how the disclosed amounts relate to the consolidated financial statements included in the offering statement. Please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

4.   In your disclosure of minority interest in variable interest entities on page 22, you discuss changes in net income of the "Custom Company" and "Development Company." Please revise to disclose the names of the Custom and Development companies. Also, revise to explain how the net income of these companies as well as the net income of FirstSource Capital relate to the minority interest in variable interest entities. The sum of the amounts disclosed in this section do not appear to agree to the minority interest in variable interest entities balance reported on the statements of operations. Please revise MD&A to provide greater clarity.

Liquidity and Capital Resources, page 26

5.   We note your response to comment 21 and your disclosure which indicates that "[t]he Estridge Companies have no planned or committed material capital expenditures or future material funding requirements outside the normal course of business." (emphasis added). Revise to describe the company's material

commitments for capital expenditures and indicate the general purpose of those commitments.

6.   We note your response to comment 22 of our letter dated April 11, 2007. Please confirm that there are no revolving credit arrangements other than construction loans.

Lot Positions, page 28

7.   We note your revisions related to our prior comment 25. We note that the sum of building lots controlled ($50,184,000) and undeveloped land owned ($29,652,000) does not agree with the amount reported on the balance sheet as lot inventory and land development costs of $100,329,578.   Please revise to discuss the remaining $20,493,578, and also provide a footnote to the financial statements detailing the components of the lot inventory and land development costs.

Recent Events, page 28

8.   Please reinsert the information regarding the National City Bank loan, describe the renegotiation of the covenants, include the current amount of borrowings outstanding with National City Bank, and indicate that the noncompliance with the loan covenants with National City Bank did not affect other loan agreements.

Certain Transactions, page 35

Affiliate Transactions, page 35

9.   You state on page 35, "Paul E. Estridge Corp. has various notes payable to related parties accruing interest at rates from prime to prime plus 2% that expired in 1996." Please explain the phrase "that expired in December 1996."

Plan of Distribution, page 45

10.   We note your response to comment 7 in our letter dated April 11, 2007 and that language indicating that the offering will terminate 6 months following the offering circular date has been inserted on the cover page. We also note your statement in this section that "[i]f subscriptions for the minimum of $2,650,000 of Notes are received and accepted by the Termination Date, the Offering may be continued until all of the Notes are sold or the Company decides to terminate the Offering." Please revise this section to reflect that the offering will terminate 6 months following the offering circular date.

Financial Statements, page F-1

Note Q – Commitments and Contingencies, page F-36

11.   We note your response to our prior comment 44. In accordance with SAB Topic
        5Y and SOP 96-1, please revise your disclosure to include the following:

        •   the time frame over which the accrued amount may be paid out,

        •   the material components of the accrual and significant assumptions underlying
              estimates,

        •   your accounting policy for environmental remediation-related costs, including
              recoveries by third parties,

        •   whether you have been notified by any governmental agency of any claims
              requiring potential clean-up costs which could have a material effect on your
              future consolidated financial position or results of operations.

12.   We note your revision to Note Q with respect to our prior comment 45. We note
        that you state that there are no other contingencies that meet the requirements for
        accrual under SFAS 5, but you do not address whether there are other
        contingencies where there is at least a reasonable possibility that a loss may have
        been incurred. If this is the case, we believe that the disclosure should be revised
        to address these contingencies. Please review paragraph 10 of SFAS 5 and revise
        your footnote disclosures accordingly, or tell us why you believe that no revisions
        are required.

Note S – Implementation of FIN 46(R), page F-37

13.   We note your responses to prior comments 38 and 41. It appears that the last
        paragraph of your disclosure on page F-38 is inconsistent with the revised
        presentation of the minority interests outside of permanent equity. Please revise
        your disclosures accordingly.

Signature Page

14.   Please revise your signature page to indicate that "This offering statement has
        been signed by the following persons in the capacities and on the dates indicated."
        and include signatures, titles, and dates for each of The Estridge Group, Inc.,
        Estridge Development Company, Inc. and Paul E. Estridge Corp.

* * * * *

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Babette Cooper at (202) 551-3396 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Michael J. Messaglia, Esq. (*by facsimile*)
        Karen Ball Woods, Esq.
        (317) 636-1507